Exhibit 99.22

MANAGEMENT DISCUSSION & ANALYSIS

For the six-month period ended June 30, 2020

TABLE OF CONTENTS

PREAMBLE	1
Period covered	1
Caution regarding prospective information	1

THE COMPANY	1
Corporate structure	1
Value proposition	2

RESPONSIBILITIES	2
Human capital	2
Environment	3
Societal	3

BUSINESS SEGMENTS	4
Matawinie project	4
Resource	5
Demonstration plant	5
Mine and concentrator	6
Value-added products	6

COMMERCIAL STRATEGY	6
Sales	6
Partnerships, research and development	7
Market update	7

ADMINISTRATION AND GOVERNANCE	7
Leadership	7
Risks	8

SELECTED ANNUAL INFORMATION	8

HALF-YEAR RESULTS	8
Exploration and evaluation costs	8
Operating results	9
Quarterly results	9

LIQUIDITY AND FUNDING	10
Operating activities	10
Investing activities	10
Financing activities	10

ADDITIONAL INFORMATION	11
Related party transactions	11
Off-balance sheet transactions	11
Contractual obligations and commitments	11
Critical accounting estimates, judgements and assumptions	11
Capital structure	12
Subsequent events	12
Continuous disclosure	12
Management Discussion and Analysis | Q2-2020	i

PREAMBLE

This Management Discussion and Analysis (“MD&A”) dated August 28, 2020 has been prepared according to Regulation 51-102 of the continuous disclosure requirements and approved by the Board of Directors of Nouveau Monde Graphite Inc. (“the Company” or “NMG”).

This MD&A should be read in conjunction with the Company’s consolidated interim financial statements dated August 28, 2020. The Company’s consolidated interim financial statements have been prepared in compliance with the International Financial Reporting Standards (“IFRS”). The monetary presentation currency is the Canadian dollar (CAD) and all the amounts shown are in Canadian dollars which is the Company’s functional and presentation currency.

PERIOD COVERED

This MD&A report is for the six-month period ended June 30, 2020, with additional information up to August 28, 2020.

CAUTION REGARDING PROSPECTIVE INFORMATION

Certain statements in this document, which are not supported by historical facts, are of a prospective nature, which means that they involve risks, uncertainties and elements which could make actual results differ from the results predicted or implied by these same prospective elements. There are many factors that could cause such differences, including the economic impact caused by the coronavirus (“COVID-19”), the instability in market prices of metals, the impact of fluctuations in interest rates and foreign currency exchange rates, poorly estimated reserves, risks to the environment (more stringent regulations), unexpected geological situations, adverse mining conditions, regulation and Government policy changes (laws or policies), failure to obtain necessary permits and approvals from Government authorities, and any other risks associated with the operation and development.

Although NMG believes that the assumptions arising from the prospective statements are reasonable, it is strongly recommended not to place undue reliance on these statements, which are valid only until the time of this writing. However, in accordance with the provisions of the prospective information contained in Article 5.8 of Regulation 51-102, the Company agrees to disclose and discuss in subsequent management reports all significant variances between actual results and information or future financial outlook previously communicated.

THE COMPANY

CORPORATE STRUCTURE

The Company was established on December 31, 2012, under the Canada Business Corporations Act. NMG’s registered office is located at 331 Brassard Street, Saint-Michel-des-Saints, Québec, Canada, JOK 3B0.

The Company’s shares are listed under the symbol NOU on the TSX Venture Exchange, NMGRF on the OTCQX Market and NM9 on the Frankfurt Stock Exchange.

As at June 30, 2020, the Company had a negative working capital of $10,246,978, had an accumulated deficit of $32,463,472, and had incurred a loss of $4,046,502 for the six-month period then ended. Working capital included current tax credits receivable of $3,957,897 and cash of $1,061,057.

Management Discussion and Analysis | Q2-2020	1

NMG’s ability to continue future operations and fund its exploration, evaluation, development and acquisition activities is dependent on management’s ability to secure additional financing in the future, which may be completed in a number of ways including, but not limited to, the issuance of debt or equity instruments, expenditure reductions, or a combination of strategic partnerships, joint venture arrangements, project debt finance, offtake financing, royalty financing and other capital markets alternatives. While management has been successful in securing financing in the past, including $22,250,000 in 2019, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available for the Company or that they will be available on terms which are acceptable to the Company. If management is unable to obtain new funding, the Company may be unable to continue its operations, and amounts realized for assets might be less than amounts reflected in these consolidated financial statements. These circumstances indicate the existence of material uncertainties that cast significant doubt upon NMG’s ability to continue as a going concern and accordingly, the appropriateness of the use of IFRS applicable to a going concern. The consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, expenses and financial position classifications that would be necessary if the going concern assumption was not appropriate. These adjustments could be significant.

Although management has taken steps to verify the ownership rights in mining properties in which the Company holds an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the title property for the Company. The title may be subject to unregistered prior agreements and may not comply with regulatory requirements.

VALUE PROPOSITION

NMG intends to become a major producer of natural flake graphite, anode material for lithium-ion batteries and other value-added graphite products with the industry’s lowest environmental footprint.

The Company is engaged in sustainably developing its flagship property, the Matawinie mining project, and implementing its business strategy for the secondary transformation of graphite. NMG intends to electrify all of its activities and is expected to operate the world’s first all-electric open-pit mine.

Vision	Drive the development of a green and sustainable economy through carbon-neutral graphite materials.

Mission	Harness the full potential of natural graphite in a responsible way.

Values	Entrepreneurial spirit, safety, responsibility, openness and integrity.

RESPONSIBILITIES

HUMAN CAPITAL

The Company is committed to providing a safe work environment to its staff and business partners. For the six-month period ended June 30, 2020, NMG had an OSHA Recordable Incident Rate of 0.

To slow the progression of the COVID-19 pandemic, the Québec government suspended non-essential economic activities earlier this year (March 24, 2020). As a result, the Company paused operations of its Saint-Michel-des-Saints demonstration plant and temporarily laid off a number of hourly, administrative and maintenance employees while the remaining staff members maintained business activities remotely.

Management Discussion and Analysis | Q2-2020	2

–	Operations at the plant gradually resumed in June and employees were called back to work in accordance.

–	Implementation of preventive measures and work protocols enabled a safe return to work.

Focused on sustainable development, the Company has launched initiatives to train and hire local workers, particularly through the “Comité de formation de la main-d’oeuvre de la Haute-Matawinie”, which includes industrial, institutional and business partners who come together to share services.

–	Diploma of Vocational Studies in Production Equipment Operation: The first cohort of this on-the-job training program leading graduates to a position as an operator at the ore concentrator plant was launched on June 22, 2020. There is significant interest in the region to support multiple cohorts and develop a skilled workforce in anticipation of the commercial mining operations.

–	Mining and Logging Essentials: This sociovocational integration program is for members of the Atikamekw communities and aims to reinforce the employability of Indigenous workers. Program enrollments were completed in the first quarter, and the goal is to begin the program by the end of the year.

ENVIRONMENT

The Company plans to develop the Matawinie project deposit to extract and transform a range of natural graphite products while limiting its environmental footprint as much as possible. On April 15, 2019, the Company officially filed its Environmental and Social Impact Assessment (“ESIA”) for the Matawinie project with the Government of Québec, an important step in the mining project’s analysis and authorization. The Government of Québec issued a notice of admissibility for the ESIA of the Matawinie project, following its analysis by 25 provincial agencies and ministries. Subsequently, the Ministère de l’Environnement et de la Lutte contre les changements climatiques (“MELCC”) gave the Bureau d’audiences publiques sur l’environnement (“BAPE”) the mandate to launch a public consultation. Public hearings held in January and February 2020 informed the commission’s report, which was tabled in June 2020 (see press release dated June 26, 2020).

–	The Commission recognized the economic justification, environmental innovations, integration measures and social benefits associated with the mining project and identified avenues for enhancement.

–	The Government’s environmental assessment is continuing at the MELCC which is expected to lead to the adoption of a decree authorizing the Matawinie mining project before the end of the year.

SOCIETAL

The main industries in the Upper Matawinie region are recreation and forestry. In keeping with its environmental and ethical development goals, the Company has launched many initiatives since the Matawinie graphite deposit was discovered in 2015 to align the project with the realities, concerns and values of the local community:

–	Over 70 information events, including public sessions and open-house events, to establish open and constructive dialogue with local organizations, residents, cottage owners, and members of First Nations.

–	Creation of a stakeholder committee (2017) to build trust with stakeholders throughout the mining development process and integrate concerns and expectations in the project design.

–	Consultations as part of the ESIA to analyze resident perspectives and identify mitigation or enhancement measures.
Management Discussion and Analysis | Q2-2020	3

–	Pre-Development Agreement with the Atikamekw First Nation (2019), i.e. the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw, to provide a guideline for negotiating an Impact and Benefit Agreement for the Matawinie project.

–	Collaboration and benefit-sharing agreement with the municipality of Saint-Michel-des-Saints (2020) to set out a concrete social, economic and environmental development partnership through financial and participatory mechanisms.

–	Surveys to measure social license conducted in 2018 and 2019 among residents of Saint-Michel-des-Saints and Saint-Zénon, which showed a high and stable rate of support for the project: 83% (2018) and 82% (2019).

BUSINESS SEGMENTS

MATAWINIE PROJECT

The Matawinie property includes 319 mining claims covering 17,585 hectares, in which the Company owns a 100% interest. The Tony Claim Block is located approximately 150 km north of Montreal, Québec, Canada, in Saint-Michel-des-Saints. This block is easily accessible via existing forest roads and is close to high-quality infrastructure, including paved roads and high-voltage power lines. The regional community has an abundance of skilled labourers who are available following the permanent cessation of many forestry activities. The project is located close to the Montreal metropolitan area, which also has a considerable pool of nearby labour and suppliers of goods and services.

On October 25, 2018, the Company announced the results of a feasibility study (“FS”) covering the West Zone deposit of the Tony Claim Block, which is part of its Matawinie graphite property. The FS performed by Met-Chem/DRA, in compliance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI43-101), demonstrated the project’s economic potential:

–	Pre-tax net present value (“NPV”) of $1.287 billion at an 8% discount rate

–	After-tax NPV of $751 million at an 8% discount rate

–	Pre-tax internal rate of return (“IRR”) of 40.6%

–	After-tax IRR of 32.2%

–	Life of mine (“LOM”) of 25.5 years

–	Mine pay back estimated at 2.2 years (pre tax)

–	Mine pay back estimated at 2.6 years (after tax)

–	Initial capital costs (“Capex”) of $276 million (including contingency of $31.5 million)

–	Operating expenditures (“Opex”) of $499 per tonne of concentrate

–	Average sales price of graphite concentrate at $1,730 US per tonne

–	USD/CAD conversion rate of 1.307

Operational highlights:

–	Annual average full production of 100,000 tonnes of graphite concentrate

–	Probable reserve of 59.8 million tonnes at a 4.35% Cg average grade contained in the mineralization

–	Graphite milling recovery above 94%

–	Finished product / concentrate purity: > 97% Cg

–	Stripping ratio (LOM) of 1.06:1
Management Discussion and Analysis | Q2-2020	4

Resource

In March 2020, the Company published an updated pit-constrained Mineral Resource Estimate (the “Current Resource”) for its West Zone deposit, located in the Tony Claim Block part of its Matawinie graphite property (see press release dated March 19, 2020). The Resource Estimate includes a 25.6% increase in the combined Measured and Indicated Mineral Resource categories with a minimal change to the new resource pit footprint and mineralization that remains open at depth and both to the north and south. This update follows a drilling campaign completed in the fall of 2019 (see press release dated December 3, 2019).

The Current Resource is summarized below and compared to the previous pit-constrained Mineral Resource Estimate (the “Previous Resource”) published in a press release dated June 27, 2018.

	CURRENT RESOURCE (March 19, 2020)			PREVIOUS RESOURCE (June 27, 2018)
RESOURCE CATEGORY	Tonnage (Mt)	Grade (% Cg)	Cg (Mt)	Tonnage (Mt)	Grade (% Cg)	Cg (Mt)
Measured	24.5	4.27	1.05	0	0	0
Indicated	95.8	4.26	4.08	95.8	4.28	4.10
Measured + Indicated	120.3	4.26	5.13	95.8	4.28	4.10
Inferred	4.5	4.43	0.20	14.0	4.19	0.59

The block model, used to generate the Current Resource of the West Zone deposit, is based on a total of 149 core drill holes which produced 8,274 samples as well as 207 samples collected from channeling work in three (3) trenches. In all, 23 mineralized horizons encased in paragneiss units were interpreted and modelled from this data.

Demonstration plant

Since the third quarter of 2018, the Company has been operating a demonstration plant in Saint-Michel-des-Saints to support its business strategy and notably to:

–	Qualify the Company’s graphite products and establish a sales record;

–	Test and improve processes for commercial operations;

–	Test new innovative technologies of tailings management and site restoration; and

–	Train employees and promote future employment opportunities to local labour.

Several hundred tons of graphite concentrate have been produced so far with the materials extracted from the West Zone Deposit of the Matawinie graphite property. With grades between 94-98% Cg (as per technical requirements), the Company’s graphite products offered to customers are the following:

–	NMG Flake +50 mesh

–	NMG Flake +80 mesh

–	NMG Flake +150 mesh

–	NMG Fine Flake -150 mesh

–	Other custom graphite products

Plant operations were suspended during most of the second quarter in compliance with the Québec governmental preventive measures in the face of COVID-19. Environmental monitoring and a few essential activities were maintained to ensure compliance, security and maintenance of the operation.

Management Discussion and Analysis | Q2-2020	5

Mine and concentrator

The detailed engineering and procurement services for the construction of the mine and concentrator continue to progress with SNC-Lavalin’s technical team, in partnership with Seneca and Boucher-Lachance Architects (see press release dated November 5, 2019 on the awarding of the contract).

With its dedication to stringent sustainable development standards, the Company is committed to having both its heavy equipment used for mining operations and its ore concentration and processing activities become fully electric within the first five years of production. This operating model, a first for an open-pit mine, represents a reduction of over 300,000 tonnes of CO2 emissions over the mine’s lifespan as well as a significant advantage over peers globally.

Furthermore, the Company has mandated Hydro-Québec, the provincial Crown corporation that produces, transports and delivers power to Québec, to carry out the preliminary project encompassing the development, installation and operation of a 120-kV electrical line that will supply the mine site and help meet its carbon-neutrality targets. The goal is to connect the Matawinie project mine and concentrator to the power network via a dedicated line that will enable the full electrification of its operations (see press release dated April 15, 2020).

VALUE-ADDED PRODUCTS

NMG is developing a line of specialty products ranging from expandable graphite (for industrial applications, such as an additive to roofing membranes and construction materials) to spherical graphite, which is an essential component in lithium-ion batteries used in electric vehicles, energy storage solutions and consumer technology applications.

During the six-month period ended June 30, the Company made considerable progress with respect to its value-added product (“VAP”) development. The micronization and spheronization equipment at the demonstration plant operating in Saint-Michel-des-Saints has been commissioned and has produced the first samples of spherical graphite, which attests to the performance of the secondary transformation process developed by NMG (see press release dated February 26, 2020).

The Company is also developing a thermochemical purification process to complete its market offering of products with purity greater than 99.95%. NMG has reserved an option to buy a 2 million-square-foot land in the industrial park of Bécancour, Québec, which is a high potential sector identified for the electric battery supply chain (KPMG, April 2019). The plan is for the Company to build a manufacturing plant of anode material for lithium-ion batteries with a projected annual production volume of 35,000 tons.

COMMERCIAL STRATEGY

SALES

On February 14, 2019, the Company entered into a Binding Offtake and Joint Marketing Agreement with Traxys for flake graphite concentrate to be produced at the Company’s Saint-Michel-des-Saints operation.

–	For each of the first two years, Traxys will market 200 tonnes of flake graphite concentrate (400 tonnes in total) from the Company’s currently operating graphite demonstration plant for customer product prequalification purposes.

–	For each of the first five (5) years of the Company’s commercial production, 25,000 tonnes of flake graphite product will be sold through Traxys by NMG.

–	Traxys will have the exclusive right to market, distribute and resell the flake graphite products to its customer base.

Management Discussion and Analysis | Q2-2020	6

PARTNERSHIPS, RESEARCH AND DEVELOPMENT

The Company has partnered with Hydro-Québec to research and develop graphite anode materials used to make lithium-ion batteries (see press release dated May 17, 2018). NMG also holds an operating license from Hydro-Québec’s Center of Excellence in Transportation Electrification and Energy Storage to commercialize battery material technologies and position Québec in the lithium-ion battery value chain. The Company also maintains a portfolio of research and development projects to refine its line of specialty products based on market demands and innovations.

MARKET UPDATE

Despite the current difficult economic conditions caused by the COVID-19, global market parameters and trends remain very attractive. Benchmark Mineral Intelligence’s revised projections published in April 2020 show only a slight variation (3%) in the demand for natural graphite despite the impact of the pandemic. Furthermore, the current situation has reinforced the need for local and resilient supply chains. Currently, lithium-ion battery plants under construction in North America and Europe account for approximately 660 GWh of capacity, while China is the only producer of purified spherical graphite.

Finally, technological trends and new environmental policies have pushed the graphite market, mainly with regard to lithium-ion batteries, into an accelerated growth curve. Benchmark Mineral Intelligence has forecasted that demand for natural graphite will exceed supply, creating a deficit market starting in 2023.

ADMINISTRATION AND GOVERNANCE

On April 29, 2020, the Company announced that it had obtained non-dilutive financial leverage totalling $5,206,905:

–	Non-refundable financial assistance of a maximum of $3,000,000 through the Technoclimat Program of Transition énergétique Québec.

–	Funding of $1,994,405 closed with Investissement Québec through two loan offers that are ready to be disbursed as per NMG’s cash flow needs, subject to the loan offer conditions.

–	Following the closing of a $4,250,000 grant from Sustainable Development Technology Canada (see press release dated August 20, 2019) in 2019, an increase of 5% over the initial commitment as a result of the impact of COVID-19 on Canadian companies, representing an additional amount of $212,500.

On June 30, 2020, the Government of Canada, through its Canada Economic Development for Quebec Regions branch, granted NMG $1.5 million in funding to support the acquisition, adaptation, and installation of state-of-the-art equipment to micronize and spheronize natural flake graphite.

LEADERSHIP

The Company’s management team and Board of Directors recognize the value of good corporate governance and the need to adopt best practices in terms of social, economic and environmental responsibility. The Company’s declaration of ethical values and sustainable development policy can be found on NMG’s website.

Management Discussion and Analysis | Q2-2020	7

The Board of Directors has three committees: the Audit Committee, the Human Resources and Compensation Committee, and the Governance and Sustainable Development Committee. The Company’s directors have expertise in intellectual property, law relating to the environment, business administration, mining development and exploration, investment, as well as finance.

RISKS

Despite COVID-19, the Company is continuing to develop the Matawinie project and its VAP strategy mainly through remote work solutions with its management team, employees, consultants, business partners and Government representatives. Given the unknown impacts of the pandemic on the Company’s ecosystem, follow-up on its 2020 goals (see press release dated January 14, 2020) has been suspended.

SELECTED ANNUAL INFORMATION

Annual information for the years ended December 31, 2019, 2018, and 2017.

	2019	2018	2017
Income	-	-	-
Net loss	6,831,065	8,059,675	4,425,620
Basic and diluted loss per share	(0.030)	(0.054)	(0.046)
Total assets	53,082,844	37,679,386	22,145,996
Total debt	5,110,267	3,308,141	-

HALF-YEAR RESULTS

EXPLORATION AND EVALUATION COSTS

MATAWINIE
$
Balance as at January 1, 2020	33,099,007
Geology	222,472
Metallurgy	207,788
Environmental and social impact study	419,218
Engineering	2,228,471
Value-added product study	1,493,375
Demonstration plant	1,872,198
Other exploration expenses	393,633
Total exploration and evaluation costs	6,837,154
Net tax credits	(798,176)
Prepaid E&E	475,997
Balance as at June 30, 2020	39,613,982

The values in the table above are presented net of all grants recognized in connection with these costs.

Management Discussion and Analysis | Q2-2020	8

OPERATING RESULTS

FOR THE SIX-MONTH PERIODS ENDED
DESCRIPTION	JUNE 30, 2020	JUNE 30, 2019	VARIATION
	$	$	$
Office and administration expenses (a)	365,925	168,548	197,377
Financial fees (b)	294,855	167,201	127,654

a)	The office and administration expenses increased by $197,377 mainly because of a new monthly lease fee concerning a land for a future VAP process plant and higher office expenses.

b)	The financial fees increased by $127,654 because of additional debt.

QUARTERLY RESULTS

During the three-month period ended June 30, 2020, the Company recorded a net loss of $2,021,824 ($1,702,086 as at June 30, 2019) and a net loss per share of $0.008 ($0.008 as at June 30, 2019). The major variances are explained hereunder.

DESCRIPTION	Q2-2020 (note a)	Q1-2020	Q4-2019 (note b)	Q3-2019
	$	$	$	$
Income	-	-	-	-
Net loss	(2,021,824)	(2,024,678)	(1,956,258)	(1,877,588)
Loss per share	(0.008)	(0.008)	(0.009)	(0.007)

		Q1-2019
DESCRIPTION	Q2-2019	(note c)	Q4-2018	Q3-2018
	$	$	$	$
Income	-	-	-	-
Net loss	(1,702,086)	(1,295,133)	(2,282,125)	(3,199,316)
Loss per share	(0.008)	(0.007)	(0.014)	(0.021)

Results in 2019 were influenced by the application of IFRS 16. The 2018 figures have not been restated for the adoption of IFRS 16 and, as such, the net loss is not comparable to that of 2018 quarters.

a)	The net loss observed in the second quarter of 2020 is comparable to the net loss of the first quarter of 2020, however the loss before tax was lower by $310,000. The wages and benefits expense in the second quarter were lower versus the first quarter of 2020.

b)	The net loss observed during the fourth quarter of 2019 is slightly less than the one observed during the same period in 2018; however, the loss before tax is greater by $550,000. This difference is explained by a reduction in the deferred tax expense of $130,881 calculated in 2019 versus an expense of $753,500 calculated in 2018.

c)	The net loss observed during the first quarter of 2019 was less compared to the fourth quarter of 2019, mainly because of a lower employee headcount. During the first quarter of 2019, wages and benefits expense were approximately half of the amount observed during the fourth quarter of 2019, which represents a reduced expense of around $350,000.
Management Discussion and Analysis | Q2-2020	9

LIQUIDITY AND FUNDING

As at June 30, 2020, the Company had a negative working capital of $10,246,978, including $1,061,057 in cash and cash equivalents.

	FOR THE SIX-MONTH PERIODS ENDED
CASH FLOWS PROVIDED BY (USED IN)	JUNE 30, 2020	JUNE 30, 2019
	$	$
Operating activities before the net change in working capital items	(2,136,251)	(1,938,199)
Net change in working capital items	959	(44,408)
Operating activities	(2,135,292)	(1,982,607)
Investing activities	(4,227,032)	(8,525,280)
Financing activities	3,345,936	21,940,925
Increase (decrease) in cash and cash equivalents	(3,016,388)	11,433,038

OPERATING ACTIVITIES

For the six-month period ended June 30, 2020, cash outflows from operating activities totalled $2.1 million, while there were $2.0 million of cash outflows for the same period in 2019. The cash outflows were similar mainly because the increased net loss is the result of the deferred tax expense which is non-cash. Therefore, other operating activities were equivalent during these periods.

INVESTING ACTIVITIES

For the six-month period ended June 30, 2020, cash used in investing activities totalled $4.2 million which included $7.0 million of exploration and evaluation costs and $3.1 million of cash receipt of grants and tax credits, whereas in 2019 investing activities were composed of $7.5 million of exploration and evaluation costs and $1.0 million of additions to property, plant and equipment assets.

FINANCING ACTIVITIES

For the six-month period ended June 30, 2020, the Company had cash receipts related to financing activities of $3.3 million, mainly due to the receipt of a new loan of $2.0 million from Pallinghurst, whereas the Company had $21.9 million of cash receipt in 2019 mainly due to the closing of a private placement of $20.3 million during that period.

Management Discussion and Analysis | Q2-2020	10

ADDITIONAL INFORMATION

RELATED PARTY TRANSACTIONS

The related parties of the Company include key management personnel, directors, and significant shareholders.

	FOR THE SIX-MONTH PERIODS ENDED
	JUNE 30, 2020	JUNE 30, 2019
	$	$
Key management personnel of the Company
Employee benefits expenses	264,038	378,279
Share-based compensation	-	151,734
Directors of the Company
Board fees	39,744	51,283
Share-based compensation	-	-

The Company contracted a new debt agreement totalling $2.0 million with Pallinghurst on March 16, 2020. This debt will be due and payable on December 31, 2020 and will bear interest at the rate of 9% per annum. On April 29, 2020, the Company also contracted a new financing agreement with Investissement Québec for an aggregate amount of $1,994,405 through two loan offers of which $1,595,524 has been received. The interest rate on the loan offer totalling $641,090 is the current prime rate of 2.45% plus 0.07%, while the interest rate on the loan offer totalling $1,353,315 is the current prime rate of 2.45%. The capital shall be repaid by no later than the term’s expiry on June 30, 2021. To secure its obligations set out in the loan offers, the Company granted two first-ranking mortgages for a total of $1,994,405 covering the universality of its present and future receivables, including the universality of its tax credits.

On June 9, 2020, Charles-Armand Turpin, a significant shareholder, exercised 100,000 options at a strike price of $0.18. The Company received $18,000 and issued 100,000 common shares for this transaction.

OFF-BALANCE SHEET TRANSACTIONS

There are no off-balance sheet transactions.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

For a detailed description of future commitments, please refer to Note 13 “Commitments” in the financial statements.

CRITICAL ACCOUNTING ESTIMATES, JUDGEMENTS AND ASSUMPTIONS

The preparation of condensed consolidated financial statements in conformity with IFRS requires management to apply accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. There is full disclosure of the Company’s critical accounting policies and accounting estimates in notes 3 and 4 of the audited consolidated financial statements for the year ended December 31, 2019.

Management Discussion and Analysis | Q2-2020	11

CAPITAL STRUCTURE

AUGUST 28, 2020
Common shares	261,932,814
Convertible bond	75,000,000
Warrants	93,952,222
Advisory warrants	206,325
Broker’s warrants	566,665
Options	14,000,000
Total common shares fully diluted	445,658,026

SUBSEQUENT EVENTS

On August 28, 2020, the Company successfully closed with Pallinghurst financing transactions totalling approximately $20 million that will fund the next phase of its development, focused on lithium-ion battery material. The transactions were approved at the annual general meeting of the Company held on August 27, 2020 by the minority shareholders of the Company with approximately 98% of the votes cast in favour. The financing includes a convertible bond subscription agreement pursuant to which the Company has agreed to issue to Pallinghurst a secured convertible bond in the principal amount of $15 million. Concurrently, the Company has also entered into a royalty purchase agreement pursuant to which Pallinghurst has agreed to exchange the principal amount and accrued interest under its existing loan offers of approximately $5 million into a net smelter return royalty of 3.0% on the Matawinie graphite mining project, with a partial buy-back option in favor of the Company.

CONTINUOUS DISCLOSURE

This MD&A was prepared as of August 28, 2020. More information about the Company can also be found on SEDAR (www.sedar.com).

August 28, 2020

(signed) Eric Desaulniers	(signed) Charles-Olivier Tarte
Eric Desaulniers, MSc, Geo	Charles-Olivier Tarte, CPA CMA
President and Chief Executive Officer	Chief Financial Officer
Management Discussion and Analysis | Q2-2020	12